Northstar Electronics, Inc.

355 Burrard St., Suite 1000

Vancouver, BC

V6C 2G8

June 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re: Northstar Electronics, Inc., Form RW

Subject: Withdrawal of Registration Statement on Form 8-A12B – File #: 001-38500

Ladies and Gentlemen:

We request withdrawal of Form Type 8-A12B filed by Northstar Electronics, Inc. on Edgar, May 18, 2018. The reason is that we inadvertently filed the wrong form.

Sincerely,

/s/ Wilson Russell

Wilson Russell

President and Chief Financial Officer